# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Q/C TECHNOLOGIES, INC., CIK 0001321834
CUSIP: 62856X300
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1185 AVENUE OF THE AMERICAS, SUITE 249, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 11/14/2025
Amends the filing with accession number 0001683168-24-003883
Filed by CIK 0001157075
Persons authorized to receive notices and communications: Carlos Trujillo, 3960 Howard Hughes Parkway, SUITE 500, LAS VEGAS, Nevada (NV), 89169, (917) 595-2850

## Reporting persons
- PharmaCyte Biotech, Inc. (CIK 0001157075): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 8,475,368; sole dispositive power 0; shared dispositive power 8,475,368; aggregate amount beneficially owned 8,475,368 (74% of the class)
  Comment: The securities consist of (i) 2,542,936 shares of common stock, par value $0.001 per share (the "Common Stock"), of Q/C Technologies, Inc. (the "Issuer"), issuable upon the conversion of shares of the Issuer's Series G Convertible Preferred Stock (the "Series G Preferred Shares") (as such number may be adjusted from time to times pursuant to the terms of the Certificate of Designations governing the Series G Preferred Shares), (ii) 889,865 shares of Common Stock issuable upon the conversion of shares of the Issuer's Series H Convertible Preferred Stock (the "Series H Preferred Shares" and, together with the Series G Preferred Shares, the "Preferred Shares") (as such number may be adjusted from time to times pursuant to the terms of the Certificate of Designations governing the Series H Preferred Shares), and (iii) warrants to purchase 5,042,567 shares of Common Stock. Row 13 is calculated by dividing (i) the number of shares of Common Stock beneficially owned by PharmaCyte Biotech, Inc. (the "Reporting Person") by (ii) the sum of (a) 2,977,672 shares of Common Stock outstanding as of October 2, 2025, as reported in the Issuer's registration statement on Form S-3, filed with the Securities Exchange Commission on October 3, 2025, (b) 3,432,801 shares of Common Stock issuable upon conversion of the Preferred Shares beneficially owned by the Reporting Person and (c) 5,042,567 shares of Common Stock issuable upon exercise of the Warrants held by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Q/C TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 1185 AVENUE OF THE AMERICAS, SUITE 249, NEW YORK, New York (NY), 10036
Comment: This Amendment No. 1 (the "Amendment") to Schedule 13D relates to the shares of common stock, par value $0.001 ("Common Stock"), of Q/C Technologies, Inc. (the "Issuer") and amends and supplements the initial statement on Schedule 13D filed by the Reporting Person (as defined below) on May 30, 2024 (the "Original Schedule 13D"). The principal executive offices of the Issuer are located at 1185 Avenue of the Americas, New York, New York 10036. The Common Stock is listed on The Nasdaq Capital Market under the symbol "QCLS". This Amendment is filed by the Reporting Person in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Original Schedule 13D. All share amounts reflect the 1-for-100 reverse split of the Common Stock effected by the Issuer at 4:05 p.m. (New York time) on August 29, 2025.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The disclosure provided in Item 3 of the Original Schedule 13D is updated to include the following additional disclosure.

The Reporting Person acquired the Securities (as defined below) in exchange for consideration in the amount of $3,000,000. The information set forth in Item 4 is incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure provided in Item 4 of the Original Schedule 13D is updated to include the following additional disclosure. On September 2, 2025, the Reporting Person entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Issuer, pursuant to which it agreed to purchase from the Issuer (i) shares of the Issuer's Series H Convertible Preferred Stock (the "Series H Preferred Shares"), convertible into 600,000 shares of Common Stock at an initial conversion price of $5.00 per share, and (ii) warrants with a five-year term from November 14, 2025, the date that the Issuer's stockholders approved the issuance of more than 19.99% of the Issuer's outstanding shares of Common Stock in accordance with Nasdaq listing standards ("Stockholder Approval") to purchase up to 600,000 shares of Common Stock at an exercise price of $5.00 per share (the "Warrants"). Pursuant to the adjustment provisions in the Series H Preferred Shares and the Warrants, the conversion price of the Series H Preferred Shares and the exercise price of the Warrants subsequently adjusted from $5.00 per share to $3.3713 per share and the number of shares of Common Stock issuable to the Reporting Person upon conversion of the Series H Preferred Shares was adjusted proportionally to 889,865 and the number of Warrants was adjusted proportionally to 889,865. The Series H Preferred Shares and Warrants shall be referred to herein as the "Securities," and the Reporting Person's purchase thereof shall be referred to herein as the "Transaction." Pursuant to the Purchase Agreement, the Reporting Person has the right to participate in future sales of the Issuer's equity and equity-linked securities until the later of (x) the date the Series H Preferred Shares are no longer outstanding and (y) the Maturity Date of the Series H Preferred Shares (as defined in the Issuer's Certificate of Designations of Series H Convertible Preferred Stock (the "Certificate of Designations")).

The Preferred Shares

The terms of the Series H Preferred Shares are set forth in the Certificate of Designations, which the Issuer filed with the Secretary of State for the State of Delaware on September 4, 2025. The Series H Preferred Shares will be convertible into shares of Common Stock (the "Conversion Shares") at the election of the Reporting Person at any time at a conversion price of $3.3713 (the "Conversion Price"). The Conversion Price is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment in the event of any issuances of shares of Common Stock, or securities convertible, exercisable or exchangeable for shares of Common Stock, at a price below the then-applicable Conversion Price (subject to certain exceptions). Pursuant to the Certificate of Designations, the Reporting Person will be entitled to dividends of 7.0% per annum, compounded monthly, which will be payable in cash. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Certificate of Designations), the Series H Preferred Shares will accrue dividends at the rate of 15% per annum. Upon conversion, the Reporting Person is also entitled to receive a dividend make-whole payment. The Reporting Person will be entitled to vote with holders of the Common Stock on as as-converted basis, with the number of votes to which the Reporting Person is entitled to be calculated assuming a conversion price of $3.3713 per share. The Issuer's ability to settle conversions and make dividend make-whole payments by issuing shares of Common Stock is subject to certain limitations set forth in the Certificate of Designations. The Certificate of Designations includes certain Triggering Events (as defined in the Certificate of Designations), including, among other things, the failure by the Issuer to file and maintain an effective registration statement covering the sale of the securities registrable pursuant to the Registration Rights Agreement (as defined below) and the failure by the Issuer to pay any amounts to the Reporting Person when due. In connection with a Triggering Event, the Reporting Person will be able to require the Issuer to redeem in cash any or all of its Series H Preferred Shares at a premium set forth in the Certificate of Designations.

The Warrants

The Warrants are exercisable for shares of Common Stock upon receipt of Stockholder Approval which was obtained on November 14, 2025, at an exercise price of $3.3713 per share and expire five years from the date of Stockholder Approval on November 14, 2030. The exercise price of each Warrant is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment, on a "full ratchet" basis, in the event of any issuances of shares of Common Stock or securities convertible, exercisable or exchangeable for shares of Common Stock at a price below the then-applicable exercise price (subject to certain exceptions). Except as set forth in this Item 4, the Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Act of 1933, as amended (the "Securities Act").

Registration Rights Agreement

The Series H Preferred Shares, the shares of Common Stock issuable upon conversion of the Series H Preferred Shares (the "Conversion Shares"), the Warrants and the shares of Common Stock issuable upon exercise of the Warrants (the "Warrant Shares") have not been registered under the Securities Act. The Issuer and the Reporting Person entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer was required to file a resale registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") to register for resale 200% of the Conversion Shares and the Warrant Shares within 30 calendar days after closing date of the Transaction, and to have such Registration Statement declared effective by the Effectiveness Date (as defined in the Registration Rights Agreement). The foregoing descriptions of the Purchase Agreement, the Certificate of Designations, the Warrants and the Registration Rights Agreement are qualified in their entirety by the full text of the Purchase Agreement, the Certificate of Designations, the form of Warrant and the Registration Rights Agreement, copies of which are filed as Exhibits 6, 7, 8 and 9, respectively, to this Amendment and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a - c) of the Original Schedule 13D is hereby amended and supplemented as follows: See Items 7-13 of the cover pages of this Amendment and Item 2 of the Original Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-13 of the cover pages of this Amendment and Item 2 of the Original Schedule 13D.
Transactions in the class effected during the past sixty days: Except as described in Items 3 and 4 of this Amendment, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
6. Securities Purchase Agreement, dated September 2, 2025, by and among PharmaCyte Biotech, Inc. and TNF Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 to the Reporting Person's Current Report on Form 8-K filed on September 5, 2025). https://www.sec.gov/Archives/edgar/data/1157075/000168316824003796/pharmacyte_ex1001.htm

7. Form of Certificate of Designations of Series H Convertible Preferred Stock of TNF Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.2 to the Reporting Person's Current Report on Form 8-K filed on September 5, 2025). https://www.sec.gov/Archives/edgar/data/1157075/000168316824003796/pharmacyte_ex1002.htm

8. Form of Warrant of TNF Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.3 to the Reporting Person's Current Report on Form 8-K filed on September 5, 2025). https://www.sec.gov/Archives/edgar/data/1157075/000168316824003796/pharmacyte_ex1003.htm

9. Registration Rights Agreement, dated September 2, 2025, by and among PharmaCyte Biotech, Inc. and TNF Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.5 to the Reporting Person's Current Report on Form 8-K filed on September 5, 2025). https://www.sec.gov/Archives/edgar/data/1157075/000168316824003796/pharmacyte_ex1005.htm

## Signatures
- PharmaCyte Biotech, Inc.: /s/ Carlos Trujillo, Carlos Trujillo (11/18/2025)